SECURITI  SION

07003426

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SEC FILE NUMBER
8-052815


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
SECTION
WASH. DC
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WASHINGTON ANALYSIS CORPORATION**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 CONNECTICUT AVENUE NW, SUITE 400
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE M. ALPERSTEIN — (202) 659-8030
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, LESLIE M. ALPERSTEIN, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of WASHINGTON ANALYSIS CORPORATION, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Leslie M. Alperstein
Signature

President
Title

Notary Public
my com expires 9/30/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WASHINGTON ANALYSIS, LLC
AND WASHINGTON ANALYSIS CORPORATION

COMBINED STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Washington Analysis, LLC
and Washington Analysis Corporation
Washington, DC

We have audited the accompanying combined statement of financial condition of Washington Analysis, LLC and Washington Analysis Corporation, at December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statement referred to above presents fairly, in all material respects, the financial position of Washington Analysis, LLC and Washington Analysis Corporation, at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2007

WASHINGTON ANALYSIS, LLC
AND WASHINGTON ANALYSIS CORPORATION

COMBINED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 1,109,444
Accounts receivable	377,205
Advances to parent	360,000
Notes receivable - affiliates	1,164,993
Prepaid expenses	46,565
Furniture and equipment - net	4,119
Deposits	25,869
Total Assets	$ 3,088,195

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 179,565
Stockholder's Equity	
Common stock ($1 Par, 1 share issued and outstanding)	1
Additional paid-in capital	777,909
Retained earnings	2,130,720
Total Stockholder's Equity	2,908,630
Total Liabilities and Stockholder's Equity	$ 3,088,195

See accompanying Notes to Combined Financial Statements.

NOTE 1 - ORGANIZATION

Washington Analysis Corporation (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Xinhua Finance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

Commission income and related expense from security transactions are recorded on a trade date basis. Commissions from mutual fund, fixed and variable annuity and life insurance contracts transacted directly with the funds or insurance companies are recognized when received. Fees and other income are recognized when earned with fees received in advance recorded as a liability and shown as unearned income until earned.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Furniture and equipment are stated at cost and depreciated on the straight-line method over their estimated useful lives which is generally 5 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (receivable) plus deferred taxes related primarily to differences between financial and income tax reporting for securities owned, vacation accruals and other items which create recognition timing differences. There were no deferred tax assets at December 31, 2006.

NOTE 3 - ADVANCES TO PARENT

The Company pays its parent, Xinhua Finance , for certain administrative and other costs. For the year the Company paid Xinhua $388,114 for current year costs and advanced them $360,000 to be applied against next years costs.

NOTE 4 - NOTES RECEIVABLE - AFFILIATES

The Company has notes receivable from other wholly-owned subsidiaries of Xinhua Finance. The balances include $54,893 accrued interest.

Stone & McCarthy Research Associates, Inc., 8%, due on demand includes $4,611 accrued interest	$ 80,187
Market News International, Inc. LIBOR + 4.25%, due on demand includes $26,322 accrued interest	558,484
Market News International, Inc. 8%, due on demand includes $24,984 accrued interest	526,322
Total	$ 1,164,993

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,016,341 which was $963,236 in excess of its required net capital of $53,105. The Company's net capital ratio was .78 to 1.

NOTE 6 - LEASE COMMITMENTS

The Company leases office facilities expires on April 30, 2008. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

2007	$ 216,500
2008	73,104
Total minimum payments	$ 289,604

NOTE 7 - CONCENTRATION OF CREDIT RISK

At December 31, 2006 the Company had a total of $1,692,922 on deposit with banks in excess of the FDIC insurance limits.

NOTE 8 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 9 - PENSION PLAN

The Company has a defined contribution pension plan. Employees meeting certain age and service requirements are eligible to participate in the plan. For the year the Company made matching contributions to the plan in the amount of $44,938.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Washington Analysis LLC
and Washington Analysis Corporation

In planning and performing our audit of the financial statements of Washington Analysis LLC and Washington Analysis Corporation for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathoff & Company, P.C.

February 23, 2007

END